Will H. Cai

+852 3758 1210

wcai@cooley.com

March 17, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Melissa Walsh, Senior Staff Accountant Mr. Stephen Krikorian, Accounting Branch Chief Mr. Kyle Wiley, Staff Attorney Mr. Larry Spirgel, Office Chief

Re:	Bitdeer Technologies Group Responses to Staff’s Comments on Registration Statement on Form F-4 Filed on March 8, 2023 File No. 333-270345

Ladies and Gentlemen:

On behalf of our client, Bitdeer Technologies Group (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated March 16, 2023 relating to the above referenced registration statement on Form F-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is publicly filing its Amendment No. 1 to the registration statement on Form F-4 (the “Amendment No. 1”) and certain exhibits via EDGAR.

The Staff’s comments are repeated thereafter in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of the Amendment No. 1. Capitalized terms used but not defined herein are used herein as defined in the Amendment No. 1.

Registration Statement on Form F-4 filed March 8, 2023

BSGA’s Board’s Review of Valuation, page 135

1.	We note your non-reliance on your outdated projections and your consideration of certain selected financial information to support a revised valuation of Bitdeer. In this regard, explain how the significant drop in the valuation of Bitdeer ($4.5 billion reduced to $1.18 billion) provided the Board an “adequate basis” to support consummation of the merger.

In response to the Staff’s comment, the Company has revised disclosure on page 137 of the Amendment No. 1 to clarify that the analysis of Royson and IJW along with Bitdeer’s historical information served as “alternative sources” (as compared to previously used phrase, “adequate basis”) for the BSGA Board to review the equity value of Bitdeer and consideration to be paid in connection with the proposed Business Combination. In addition, the Company has expanded the disclosure on page 137 of Amendment No. 1 to disclose how the BSGA Board considered the significant drop in the valuation of Bitdeer ($4.0 billion reduced to $1.18 billion) in approving and declaring advisable the Business Combination. The Company respectfully submits to the Staff that the discussion under the heading “BSGA Board’s Review of Valuation” is not a complete explanation for the reasons underlying BSGA Board’s approval; rather, it serves as an overview of the more detailed disclosure further set forth under “— Reports of Valuation Advisor to BSGA”, “—Fairness Opinion of BSGA’s Financial Advisor”, and “—Reasons for BSGA Board’s Approval of the Business Combination.”

March 17, 2023

BSGA’s Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 190

2.	Please revise to update the discussion indicating that you have not selected any specific business combination target.

In response to the Staff’s comment, the Company has revised the disclosure on page 193 of the Amendment No. 1.

Critical Accounting Policies

Net Income per Common Share, page 194

3.	Please revise to explain how the estimation uncertainties impact your computation of net loss per share.

In response to the Staff’s comment, the Company has revised the disclosure on page 197 of the Amendment No. 1 to reflect that BSGA does not believe there is significant estimation uncertainty and therefore BSGA does not expect potential impact on earning per share.

Bitdeer’s Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 220

4.	We note the selected unaudited financial information for the year ended December 31, 2022 disclosed on page 142. Tell us what consideration you gave to discussing and analyzing your preliminary results, with disclosure addressing whether such results reflect trends consistent with your historical results, and why only preliminary financial information is available. Also consider disclosing such information in the forepart of the filing.

The Company respectfully submits that Bitdeer is still in the process of completing the audit of its financial statements for the year ended December 31, 2022. Bitdeer initially provided the Selected Unaudited Financial Information of Bitdeer to BSGA for it to evaluate the potential Business Combination. However, in light of the Staff’s comment, and taking into consideration that the Selected Unaudited Financial Information of Bitdeer is relevant to understand Bitdeer’s most recent results of operation, the Company has revised the disclosure on pages 23 and 24 in the forepart of the Amendment No. 1 to include the Selected Unaudited Financial Information of Bitdeer. In responses to the Staff’s comment, the Company has also included in the revised disclosure the discussion and analysis of these preliminary results, and a confirmation that such results of operations reflect trends consistent with Bitdeer’s performance for the first six months ended June 30, 2022.

Experts, page 272

5.	We note that you have also included audited financial statements of Blue Safari Group Acquisition Corp. as of December 31, 2022. Revise to update the disclosure regarding the statement of experts. Refer to Item 10.G of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 275 of the Amendment No. 1.

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

March 17, 2023

Annex D: Valuation Reports of Royson Valuation Advisory Limited, page D-1

6.	Please include Royson’s updated Valuation Report supporting the revised valuation of Bitdeer.

The Company respectfully submits to the Staff that the 2023 Valuation Report, dated March 7, 2023, supporting the revised valuation of Bitdeer was included as Annex D-3 of the Registration Statement, together with the Updated Valuation Report dated December 14, 2021 included as Annex D-2 and the Original Valuation Report dated November 17, 2021 included as Annex D-1.

Exhibit 99.10, page II-2

7.	The representation included as Exhibit 99.10 indicates that the registration statement on Form F-4 relates to the proposed initial public offering in the United States of the Company’s ordinary shares to be represented by American depositary shares in connection with the business combination. However, we note that, pursuant to the Third Amendment, the parties agreed to remove the American Depository Share structure previously contemplated under the Second Amended Merger Agreement and instead issue ordinary shares of BTG as considerations to be paid. Please revise the description of the registration statement in your representation, accordingly.

In response to the Staff’s comment, the Company has executed an updated representation letter removing the reference to American Depositary Share structure and is refiling such letter as Exhibit 99.10 to the Amendment No. 1.

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55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

Will H. Cai

+852 3758 1210

wcai@cooley.com

If you have any questions regarding the response letter, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai

Will H. Cai

cc:	Linghui Kong, Chief Executive Officer, Bitdeer Technologies Holding Company
Naphat Sirimongkolkasem, Chief Financial Officer, Blue Safari Acquisition Corp.
Nicholas H.R. Dumont, Esq., Partner, Cooley LLP
Reid S. Hooper, Esq., Partner, Cooley LLP
Danielle Bian, Partner, MaloneBailey, LLP
David Grossman, Partner, Marcum LLP
Derek Dostal, Esq., Partner, Davis Polk & Wardwell LLP
Howard Zhang, Esq., Partner, Davis Polk & Wardwell LLP